Exhibit 12
WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Three Months Ended June 30,				Six Months Ended June 30,
	2016		2015		2016		2015
Net income (loss)	$31,821		$(2,886)		$34,200		$26,512
Additions:
Fixed charges
Interest expense	13,820		14,700		28,180		30,048
Capitalized interest	165		120		288		459
	13,985		14,820		28,468		30,507
Deductions:
Capitalized interest	(165)		(120)		(288)		(459)
Net loss attributable to noncontrolling interests	15		340		20		448
Adjusted earnings	45,656		12,154		62,400		57,008
Fixed charges (from above)	$13,985		$14,820		$28,468		$30,507
Ratio of earnings to fixed charges	3.26	(1)	0.82	(2), (3)	2.19	(1)	1.87	(2)

(1) The earnings to fixed charges ratios for the three and six months ended June 30, 2016 include gain on sale of real estate of $24.1 million.

(2) The earnings to fixed charges ratios for the three and six months ended June 30, 2015 include gains on sale of real estate of $1.5 million and $31.7 million, respectively.

(3) Due to Washington REIT's net loss during the three months ended June 30, 2015, the earnings to fixed charges ratio was less than 1:1. Washington REIT must generate additional earnings of $2.7 million in the three months ended June 30, 2015 to achieve a ratio of 1:1.